QUARTZ MOUNTAIN RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2010

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	October 31	July 31
	2010	2010

ASSETS

Current assets
Cash and cash equivalents	$187,299	$251,240
Amounts receivable and prepaids	20,279	12,873
	207,578	264,113

Mineral property interests (note 4)	1	1

	$207,579	$264,114

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$38,245	$20,000
Amounts due to a related party (note 6)	2,162	9,864
	40,407	29,864

Shareholders' equity
Share capital (note 5)	21,269,046	21,269,046
Deficit	(21,101,874)	(21,034,796)
	167,172	234,250

	$207,579	$264,114

Nature and continuance of operations (note 1)

Approved by the Board of Directors:

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Interim Consolidated Statements of Operations
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended October 31
	2010	2009

Expenses and other
Foreign exchange loss (gain)	$(804)	$2,133
Interest income	(516)	(373)
Legal, accounting and audit	21,337	5,836
Mineral property investigations	-	1,096
Office and administration	37,988	38,412
Regulatory, trust and filing	8,713	3,304
Shareholder communication	360	-

Loss and comprehensive loss for the period	$67,078	$50,408

Basic and diluted loss per common share	$0.01	$0.00

Weighted average number of common shares outstanding	13,399,426	13,399,426

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended		Year ended
	October 31, 2010		July 31, 2010

	Number of		Number of
Share capital	shares	Amount	shares	Amount
Balance at beginning and end of the period	13,399,426	$21,269,046	13,399,426	21,269,046

Deficit
Balance at beginning of the period		(21,034,796)		(20,901,157)
Loss for the period		(67,078)		(133,639)
Balance at end of the period		$(21,101,874)		$(21,034,796)

TOTAL SHAREHOLDERS' EQUITY		$167,172		$234,250

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended October 31
Cash and cash equivalents provided by (used in)	2010	2009

Operating activities
Loss for the period	$(67,078)	$(50,408)
Unrealized foreign exchange loss (gain)	(804)	2,133
Changes in non-cash working capital items
Amounts receivable and prepaids	(7,406)	16,202
Accounts payable and accrued liabilities	18,245	5,366
Amounts due to related parties	(7,702)	14,076
	(64,745)	(12,631)

Decrease in cash and cash equivalents during the period	(64,745)	(12,631)

Cash and cash equivalents, beginning of period	251,240	391,040
	186,495	378,409
Effect of exchange rate fluctuations on cash held	804	(2,133)
Cash and cash equivalents, end of period	$187,299	$376,276

Components of cash and cash equivalents are as follows:
Cash	$187,299	$376,276

Supplemental disclosure:
Interest received during the period	$516	$373
Income taxes paid during the period	$–	$–

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended October 31, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz" or the "Company") is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

Operating results for the three month period ended October 31, 2010 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2011.

These interim consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These interim consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under Canadian GAAP. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended July 31, 2010, which are available at www.sedar.com.

These interim consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended October 31, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	International Financial Reporting Standards ("IFRS"):

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing existing Canadian GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Due to the Company's July 31 fiscal year, the mandatory transition date for the Company is August 1, 2011 with the restatement of amounts reported by the Company for the year ended July 31, 2011 for comparative purposes. The Company has allocated resources, engaged expert consultants, and trained accounting staff to execute the transition from Canadian GAAP to IFRS.

(b)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests:

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company does not plan to early adopt these sections and does not expect their adoption to have a material impact on its consolidated financial statements.

(c)	Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement:

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended October 31, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

4.	MINERAL PROPERTY INTERESTS

	As at
	October 31,	July 31,
	2010	2010
Quartz Mountain Property
Net smelter royalty	$1	$1

Quartz Mountain ("Angel's Camp") Property – Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain property (subsequently renamed "Angel's Camp"). In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, and is now named Golden Predator Corporation.

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.

(b)	Issued and Outstanding Common Shares

	Number of
Common shares issued	Shares	Amount
Balance at October 31, 2010 and July 31, 2010	13,399,426	$21,269,046

There were no preferred shares outstanding during the period.

(c)	Share purchase options

The Company's Share Purchase Option Plan allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the day prior to the date of the grant of the option, less any allowable discounts.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended October 31, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

As at October 31, 2010, no share purchase options had been granted under the Company's Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at October 31, 2010 and July 31, 2010.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due to a related party	As at
	October 31,	July 31,
	2010	2010
Hunter Dickinson Services Inc.	$2,162	$9,864

Transactions	Three months ended October 31
	2010	2009
Services rendered and expenses reimbursed to:
Hunter Dickinson Services Inc.	$42,437	$30,097

Hunter Dickinson Services Inc. ("HDSI") is a private company which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. On July 2, 2010, the HDSI services agreement was amended and services are provided based on annually set rates.

A director of the Company is an employee of HDSI.

Services rendered by and expenses reimbursed to HDSI for the three months ended October 31, 2010 and 2009 related to travel expenses and office and administration services.

7.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders' equity, and its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As at October 31, 2010 the Company is not subject to any externally-imposed capital requirements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended October 31, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the three months ended October 31, 2010.

(b)	Fair Value of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended October 31, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

The following table illustrates the classification of the Company's financial instruments recorded at fair value within the fair value hierarchy as at October 31, 2010:

Financial assets at fair value:
				July 31
	Level 1	Level 2	Level 3	2010
Cash and cash equivalents	$187,299	$–	$–	$251,240
Total financial assets at fair value	$187,299	$–	$–	$251,240

The carrying amounts of the Company's cash and cash equivalents, amounts receivable, amounts due to a related party, and accounts payable and accrued liabilities approximate their fair values.

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposures are managed are provided as follows:

(i)     Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and amounts receivable from a related party. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high credit quality financial institutions and in government treasury bills. The carrying value of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

(ii)      Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements. The Company's cash and cash equivalents are invested in business accounts, which are available on demand for the Company's programs.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three months ended October 31, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(iii)       Foreign Exchange Risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian dollars. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in United States dollars in the Company's interim consolidated financial statements. The fluctuation of the Canadian dollar in relation to the United States dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company's cash and cash equivalents, and amounts receivable to foreign exchange risk is as follows:

Currency	October 31, 2010		July 31, 2010
	Foreign		Foreign
	currency	Amount in	currency	Amount in
	amount	US dollars	amount	US dollars
Canadian Dollar
Cash and cash equivalents	$185,131	$181,465	$252,197	$245,256
Amounts receivable	16,598	16,269	7,344	7,142
Total financial assets	$201,729	$197,734	$259,541	$252,398

The exposure to foreign exchange risk of the Company's accounts payable and accrued liabilities, and amounts due to a related party is as follows:

Currency	October 31, 2010		July 31, 2010
	Foreign		Foreign
	currency	Amount in	currency	Amount in
	amount	US dollars	amount	US dollars
Canadian Dollar
Accounts payable and accrued liabilities	$32,871	$32,221	$–	$–
Amounts due to a related party	2,205	2,162	10,143	9,864
Total financial liabilities	$35,076	$34,383	$10,143	$9,864

(iv)      Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company's policy is to invest cash at fixed rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.